UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

With copies to:

Colin Diamond

Chang-Do Gong

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Not Applicable – Voluntary Filing

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1	Name of Reporting Persons Roivant Sciences Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,013,540 (see Item 5)*

	8	Shared Voting Power None

	9	Sole Dispositive Power 16,013,540 (see Item 5)*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 (see Item 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.2% (see Item 5)*

14	Type of Reporting Person (See Instructions) CO

* As of the date of this Amendment No. 10 to the Schedule 13D, Roivant Sciences Ltd. (“Roivant”) beneficially owns 16,013,540 common shares, no par value (“Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”). This amount excludes 22,833,922 Common Shares underlying 1,164,000 shares of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”). The Preferred Shares are not convertible into Common Shares until they become mandatorily convertible on October 18, 2021 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option). The percentage of outstanding Common Shares that may be deemed to be beneficially owned by Roivant is calculated based on an aggregate of 56,850,172 Common Shares issued and outstanding as of April 30, 2019, as reported in the Issuer’s annual report on Form 10-Q for the quarterly period ended March 31, 2019 filed with the SEC on May 6, 2019.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 10 to the Schedule 13D amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2015, as amended by Amendments No. 1 through 9, previously filed with the SEC (the “Schedule 13D”) relating to the Common Shares, no par value (the “Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”). This Amendment No. 10 to the Schedule 13D describes changes in the internal governance of Roivant Sciences Ltd. (“Roivant”or the “Reporting Person”) relating to Roivant’s dispositive power over the Common Shares. Roivant’s ownership in the Issuer remains unchanged and this filing is not being made as a result of the purchase or sale of shares in the Issuer by any party. As a result of the changes in the internal governance of Roivant, Roivant’s shareholders previously disclosed in the Schedule 13D (SoftBank Vision Fund and certain affiliates (“SoftBank”), QVT Associates GP LLC and certain affiliates (“QVT”), Dexxon Holdings Ltd. and certain affiliates (“Dexxon”), and Viking Global Investors LP and certain affiliates (“Viking”)) and Roivant’s Independent Directors (as defined below) are no longer deemed to beneficially own the Common Shares directly owned by Roivant. Additionally, based on other changes in Roivant’s internal governance relating to oversight of Roivant’s business and governance, SoftBank, QVT, Dexxon and Viking are no longer deemed to control Roivant within the meaning of Instruction C to Schedule 13D. These changes do not impact Roivant’s beneficial ownership of the Common Shares. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) Reporting Person (Roivant)

This Amendment No. 10 to the Schedule 13D is filed by Roivant, an exempted limited company incorporated under the laws of Bermuda. The principal business address of Roivant is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Roivant aims to improve health by rapidly delivering innovative medicines and technologies to patients. Roivant does this by building Vants: nimble, entrepreneurial biotech and healthcare technology companies with a unique approach to sourcing talent, aligning incentives, and deploying technology to drive greater efficiency in research and development and commercialization.

Covered Persons

Roivant has a board of directors (such members of the board of directors collectively, the “Covered Persons”). Following changes to Roivant’s internal governance effective July 10, 2019 (as further described in Item 5 of this Amendment No. 10 to the Schedule 13D), Roivant’s shareholders SoftBank, QVT, Dexxon and Viking are no longer deemed to control Roivant within the meaning of Instruction C to Schedule 13D and thus are no longer included in the term “Covered Persons” in this Amendment No. 10 to the Schedule 13D. The principal business address of each of the Covered Persons is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom. The name, present principal occupation and country of citizenship of each of the Covered Persons is set forth below, along with the principal business address of the employer of each of the Covered Persons.

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship

Sakshi Chhabra	69 Grosvenor Street London X0 W1K3JP, United Kingdom	Director, SoftBank Investment Advisers	India
Andrew Lo	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom

Charles E. and Susan T. Harris
Professor, MIT Sloan School of
Management; Director of the MIT
Laboratory for Financial
Engineering; Principal Investigator
at the MIT Computer Science and
Artificial Intelligence Laboratory

United States

Patrick Machado	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom

Chairman, Armaron Bio Pty. Ltd.;
Director, Chimerix, Inc.; Director,
SCYNEXIS, Inc.; Director, Adverum Biotechnologies, Inc.; Director, Therachon AG; Director, Auransa, Inc.; Director, Turnstone Biologics; Director, Turning Point Therapeutics, Inc.; Director, Principia Biopharma Inc.

United States
Keith Manchester, M.D.	444 Madison Avenue, 21st Floor, New York, New York 10022	Managing Director and Head of Life Sciences, QVT Financial LP	United States
Ilan Oren	1 Dexcel Street, Or Akiva, 3060000, Israel	Vice President, Business Development, Dexcel Pharma Technologies Ltd.	Israel
Vivek Ramaswamy	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	President and Chief Executive Officer, Roivant Sciences, Inc.	United States

(b)    The principal business address of each of Roivant, as the Reporting Person, and the Covered Persons is set forth in Item 2(a) above.

(c)     The principal business and principal business address of Roivant, as the Reporting Person, is set forth in Item 2(a) above. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in Item 2(a) above.

(d)    During the last five years, Roivant has not been convicted, and to Roivant’s knowledge, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, Roivant has not been a party, and to Roivant’s knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The place of organization of each of Roivant, as the Reporting Person, and the citizenship or place of organization, as applicable, of each of the Covered Persons is set forth in Item 2(a) above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) Reporting Person (Roivant)

Roivant beneficially owns 16,013,540, or 28.5%, of the Common Shares. Roivant will not beneficially own the Common Shares underlying the Preferred Shares until the date that is 60 days prior to the date on which the Preferred Shares become convertible into the Common Shares, either automatically or at Roivant’s option pursuant to the terms of the Preferred Shares. As described in Item 6 of the Schedule 13D, the Preferred Shares will mandatorily convert into the Common Shares on the fourth anniversary of the First Closing (October 16, 2021), subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option. Roivant disclaims beneficial ownership in all Common Shares reported herein, except to the extent of Roivant’s respective pecuniary interest therein. The internal governance changes within Roivant described in this Item 5 do not impact Roivant’s beneficial ownership of the Common Shares or the Preferred Shares.

Independent Directors

On July 10, 2019, the board of directors of Roivant adopted changes to Roivant’s internal governance concerning Roivant’s dispositive power over the Common Shares and other matters relating to oversight of Roivant’s business and governance.  As a result of these changes, dispositions of the Common Shares and Preferred Shares require the approval of a majority of Roivant’s board, including (i) at least two directors meeting certain independence criteria (each, an “Independent Director” and, collectively, the “Independent Directors”) or, (ii) if there is only one Independent Director, that sole Independent Director. Andrew Lo and Patrick Machado are currently Independent Directors of Roivant. Additionally, the vote of a majority of Roivant’s shareholders holding 5% or more of Roivant’s shares (other than Vivek Ramaswamy) may override certain decisions of the Roivant board of directors, including with respect to dispositions of Common Shares and the Preferred Shares.

As a result of the above changes, each of Roivant’s Independent Directors and its shareholders SoftBank, QVT, Dexxon and Viking no longer has the individual right to veto dispositive decisions of Roivant’s board of directors, and so has ceased to have beneficial ownership of the Common Shares directly owned by Roivant.

(b)    The aggregate number and percentage of the Common Shares beneficially owned by Roivant and, for Roivant, the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on lines 7 through 11 of the cover sheet of this Schedule 13D.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by Roivant is set forth on line 13 of Roivant’s cover sheet of this Schedule 13D. Such percentage was calculated for Roivant based on an aggregate of 56,120,868 Common Shares issued and outstanding as of April 30, 2019, as reported in the Issuer’s annual report on Form 10-Q for the quarterly period ended March 31, 2019 filed with the SEC on May 6, 2019.

Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant’s knowledge, the Covered Persons do not beneficially own any Common Shares or have the right to acquire any Common Shares.

(c)     Roivant has not effected and, to Roivant’s knowledge, none of the Covered Persons has effected any transactions in the Common Shares during the past 60 days.

(d)    Except as disclosed in this Amendment No. 10 to the Schedule 13D and in the Schedule 13D, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)     Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2019	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory